Mail Stop 4561

September 25, 2008

William B. Berens
President and Chief Executive Officer
National Datacomputer, Inc.
900 Middlesex Turnpike, Bldg. 5
Billerica, MA 01821

> **Re: National Datacomputer, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 20, 2008**
> **File No. 000-15885**

Dear Mr. Berens:

   We have reviewed your response letter dated September 4, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2008.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

1.   We note that you have determined that the value of maintenance and support programs sold in multiple element arrangements accounted for under SOP 97-2 has historically been approximately 15-18% of the total contract price. Please explain to us in more detail how such a determination establishes VSOE under paragraph 10 of SOP 97-2.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief